FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

CNPJ/MF No. 47.508.411/0001-56

NIRE No. 35.300.089.901

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON JUNE, 29 2018

1.              DATE, TIME AND PLACE: June 29, 2018, at 4 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), located at Avenida Brigadeiro Luís Antônio, 3142, Jardim Paulista, in São Paulo, State of São Paulo.

2.              CALL NOTICE: Call notice duly published in the Official Gazette of the State of São Paulo on editions dated of June 14, 2018, June 15, 2018 and June 16, 2018, on pages 27, 26 and 39, respectively, and in the newspaper Folha de S. Paulo on editions dated June 14, 2018, June 15, 2018 and June 16, 2018, on pages 4, 4 and 6, respectively.

3.              QUORUM: Shareholders representing 94.32% of the voting capital of the Company, according to the signatures set on the respective Shareholders Attendance Book, thus demonstrated compliance with the legal quorum for the Meeting.

4.                   MEETING BOARD: The meeting board was composed by Mr. Christophe José Hidalgo, finance officer of the Company as Chairman, and Marcelo Acerbi de Almeida as Secretary, in accordance with Article 9 of the Company’s By-laws.

5.                   AGENDA: Analysis and deliberation of the Proposal of the Management to reallocate the amount of BRL 48,544,763.71 (forty-eight million, five hundred and forty-four thousand, seven hundred and sixty-three Brazilian reais and seventy-one centavos) arising from tax incentives treated as subsidy for investments granted to the Company in the years of 2013 to 2017, initially destined to the Expansion Reserve provided in the Company's By-laws to the Tax Incentive Reserve provided in Article 195-A of Corporation Law.

6.              SUMMARY OF RESOLUTIONS: It was resolved by all of the attending shareholders that: (i) the reading of the Call Notice and of the Proposal of the Management for this Meeting is dismissed in view of its wide dissemination; and (ii) the minutes for this Meeting to be drafted in summary form, pursuant to Article 130, § 1, of Law No. 6,404/76 (“Corporation Law”). Next, the shareholders attending the Meeting approved, by unanimous votes (represented by 94,019,178 common shares), without abstention of any holder of common shares, the Proposal of the Management to reallocate the amount of BRL 48,544,763.71 (forty-eight million, five hundred and forty-four thousand, seven hundred and sixty-three Brazilian reais and seventy-one centavos), arising from tax incentives treated as subsidy for investments granted to the Company in the years of 2013 to 2017 and pursuant to Supplementary Law No. 160/2017 and Law 12,973/2014, initially destined to the Expansion Reserve provided in the Company's By-laws to the Tax Incentive Reserve provided in Article 195-A of Corporation Law.

7.              ADJOURNMENT: With nothing further to come before the board, the works were adjourned for these minutes to be drafted as a summary and which, upon being read and approved, were signed by the attending shareholders.

8.              SIGNATURES: Meeting Board: Christophe José Hidalgo – Chairman; and Marcelo Acerbi de Almeida – Secretary. Attending Shareholders: Wilkes Participações S.A. represented by proxy by Leandro Luiz Zancan.

Extract of the minutes drawn up on the proper book, pursuant to Article 130, §3, of the Corporations Law.

São Paulo, June 29, 2018.

Marcelo Acerbi de Almeida

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 29, 2018	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.